UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

SUMMARY OF CLEARLY CANADIAN SPECIAL GENERAL MEETING

VANCOUVER, B.C., March 27, 2006—CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) held its special general meeting of shareholders on March 16,2005 in Vancouver, Canada. The Company is pleased to report that both of the resolutions put forth at the meeting were favorably passed by a substantial majority of the disinterested shareholders who voted at the meeting. In that respect, the Company will create a new class of preferred shares of unlimited number to be designated in the Articles of the Company as Variable Multiple Voting Shares. In conjunction with the creation of the new class of preferred shares, the common shares of the Company will be re-designated in the Articles of the Company as Limited Voting Shares.

The Company’s purpose in creating the new preferred shares is to provide an incentive to the Company’s majority shareholder, BG Capital Group Ltd. (“BG”), to now convert its Class B preferred shares of the Company into eight million common shares, which BG has agreed to do. This is substantially fewer than the number of common shares BG would have been entitled to receive upon conversion of its Class B preferred shares at a later date.

As consideration for receiving fewer common shares than it would have been entitled to, the Company will issue to BG such number of the new preferred shares as will, at the conversion date, give to BG a number of votes equal to 50 per cent of the then issued and outstanding common shares of the Company (as adjusted to account for the conversion shares).

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Brent Lokash

___________________________________

Brent Lokash, President

For further information please contact:

Shareholder Relations

(e-mail: investor@clearly.ca)

1 (800) 983-0993

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: March 28, 2006